UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

231082108

(CUSIP Number)

David Tolley
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Tel: (212) 455-2000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Capital Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 779,185*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 779,185*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,185*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Capital Partners IV-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,329*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,329*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,329*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Family FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,922*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Participation FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,374*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,374*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone FC Communications Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,361,984*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,361,984*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Blackstone Communications FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,444*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,444*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,444*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS BCMA FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,486,428*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,486,428*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,428*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS BMA IV FCC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 828,810*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 828,810*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* See Item 5 hereof.

CUSIP No. 231082108

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,315,238*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,315,238*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,315,238*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See Item 5 hereof.

Item 1.    Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, GA 30305.

Item 2.     Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•
(i) Blackstone FC Capital Partners IV L.P., a Delaware limited partnership, (ii) Blackstone FC Capital Partners IV-A L.P. a Delaware limited partnership, (iii) Blackstone Family FCC L.L.C., a Delaware limited liability company, (iv) Blackstone Participation FCC L.L.C., a Delaware limited liability company, (v) Blackstone FC Communications Partners L.P., a Delaware limited partnership, and (vi) Blackstone Communications FCC L.L.C., a Delaware limited liability company  (collectively, the “Blackstone Funds”), (viii) BCMA FCC L.L.C., a Delaware limited liability company, and (ix) BMA IV FCC L.L.C., a Delaware limited liability company (collectively, with the Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

(c)            The principal business of the Blackstone Funds consists of making various telecommunications and media-related investments.  The principal business of BCMA FCC L.L.C. is performing the functions of, and serving as, the general partner of Blackstone FC Communications Partners L.P. and performing the functions of, and serving as, the managing member of Blackstone Communications FCC L.L.C.  The principal business of BMA IV FCC L.L.C. is performing the functions of, and serving as, the general partner of Blackstone FC Capital Partners IV L.P. and Blackstone FC Capital Partners IV-A L.P. and performing the functions of, and serving as, the managing member of Blackstone Family FCC L.L.C. and Blackstone Participation FCC L.L.C.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Item 2(a)-(b) above for the citizenship of each of the Reporting Persons.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate 3,315,238 shares of Class A Common Stock held by the Blackstone Funds were acquired by the Blackstone Funds on August 1, 2011 in exchange for 75 Class A Units and 6.25 Class AA Units of Cumulus Media Partners, LLC pursuant to the Exchange Agreement, dated as of January 31, 2011, by and among the Issuer, the Blackstone Funds, Bain Capital (SQ) VIII, L.P., BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC, BCIP T Associates III-B, LLC, BCIP Associates-G, Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I, LLC and Putnam Investments Employees’ Securities Company II, LLC (collectively, with the Blackstone Funds, the

“Sponsor Stockholders”).  This description of the Exchange Agreement is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4.    Purpose of Transaction.

The information set forth in Items 3, 5 and 6 hereof is hereby incorporated by reference into this Item 4.

The shares of Class A Common Stock held by the Blackstone Funds were acquired as described in Item 3 hereof. The Blackstone Funds currently hold such shares for investment purposes.

The Reporting Persons intend to review on a continuing basis the Blackstone Funds’ investment in the Issuer.  Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.  Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Exchange Agreement provides that as promptly as practical after the agreement was entered into, the Issuer shall take all such actions as may be required to appoint a representative designated by the Blackstone Funds (the “Blackstone Nominee”) to the Issuer’s board of directors and that the Issuer shall nominate the Blackstone Nominee for election to its board of directors for each of its next three annual meetings. Pursuant to the Voting Agreement and Voting Agreement and Consent described in Item 5 hereof, certain parties thereto have agreed, subject to the respective terms therein, to vote all of the shares of the Issuer’s common stock beneficially owned by them in favor of the election of the Blackstone Nominee at any meeting at which the election of the Blackstone Nominee to the Issuer’s board of directors is to be voted upon, until the earlier of the date of the third annual meeting following the date their respective agreement was entered into or the date on which the Blackstone Funds, or their permitted transferees, cease to have ownership of at least a simple majority of the shares acquired pursuant to the Exchange Agreement.  As the Blackstone Nominee, David Tolley, a Senior Managing Director of The Blackstone Group L.P., which is affiliated with the Blackstone Funds, serves on the board of directors of the Issuer and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)    The following disclosure assumes that there are 36,103,867 shares of Class A Common Stock of the Issuer outstanding as of August 1, 2011 which number is based on information set forth in the Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 27, 2011.

Blackstone FC Capital Partners IV L.P. holds 779,185 shares of Class A Common Stock, Blackstone FC Capital Partners IV-A L.P. holds 12,329 shares of Class A Common Stock,  Blackstone Family FCC L.L.C. holds 34,922 shares of Class A Common Stock, Blackstone Participation FCC L.L.C. holds 2,374 shares of Class A

Common Stock, Blackstone FC Communications Partners L.P. holds 2,361,984 shares of Class A Common Stock and Blackstone Communications FCC L.L.C. holds 124,444 shares of Class A Common Stock.

BCMA FCC L.L.C. is the general partner of Blackstone FC Communications Partners L.P. and the managing member of Blackstone Communications FCC L.L.C. BMA IV FCC L.L.C. is the general partner of Blackstone FC Capital Partners IV L.P. and Blackstone FC Capital Partners IV-A L.P. and the managing member of Blackstone Family FCC L.L.C. and Blackstone Participation FCC L.L.C. Stephen A. Schwarzman is the founding member of each of BCMA FCC L.L.C. and BMA IV FCC L.L.C.  Each of BCMA FCC L.L.C., BMA IV FCC L.L.C and Mr. Schwarzman may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

In connection with the transactions contemplated by the Exchange Agreement, Blackstone FC Communications Partners L.P. entered into a (i) Voting Agreement, dated as of January 31, 2011 (the “Voting Agreement”) with Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C. (collectively, the “Dickey Family”) and (ii) Voting Agreement and Consent, dated January 31, 2011 (the “Voting Agreement and Consent”) with BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. (collectively, the “BA Stockholders”) pursuant to which, among other things, subject to the respective terms therein, the Dickey Family and the BA Stockholders agreed to vote all of the shares of the Issuer’s common stock beneficially owned by them in favor of the election of the Blackstone Nominee at any meeting at which the election of the Blackstone Nominee to the Issuer’s board of directors is to be voted upon, until the earlier of the date of the third annual meeting following the date their respective agreement was entered into or the date on which the Blackstone Funds, or their permitted transferees, cease to have ownership of at least a simple majority of the shares acquired pursuant to the Exchange Agreement. This description of the Voting Agreement and the Voting Agreement and Consent is not intended to be complete and is qualified in its entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

To the best of the Reporting Persons’ knowledge, as of the date hereof, the parties to the Voting Agreement and Voting Agreement and Consent may be deemed to beneficially own an aggregate of 26,701,722 shares of Class A Common Stock (based upon the shares of Class A Common Stock held by the Blackstone Funds, the 15,019,543 shares of Class A Common Stock held by the Dickey Family, the 644,871 shares of Class C Common Stock of the Issuer held by a member of the Dickey Family, which are convertible within 60 days of the date hereof  into an equal number of shares of Class A Common Stock, the 194,613 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by certain members of the Dickey Family, the 1,698,019 shares of Class A Common Stock held by or for the benefit of the BA Stockholders, the 5,809,191 shares of Class B Common Stock of the Issuer held by the BA Stockholders, which are convertible within 60 days of the date hereof into an equal number of shares of Class A Common Stock and the 20,247 shares of  Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by or for the benefit of the BA Stockholders) or 62.4% of the Issuer’s Class A Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except as set forth in Item 3 hereof, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Exchange Agreement, Voting Agreement and Voting and Consent Agreement

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the transaction contemplated by the Exchange Agreement, the Blackstone Funds entered into a Lock-Up Agreement, dated August 1, 2011 (the “Lock-Up Agreement”), with the Issuer, whereby the Blackstone Funds agreed to certain transfer restrictions with respect to shares of Class A Common Stock acquired by the Blackstone Funds pursuant to the Exchange Agreement.

Registration Rights Agreement

In connection with the transactions contemplated by the Exchange Agreement, the Issuer entered into a registration rights agreement with the Blackstone Funds and other stockholders of the Issuer, whereby the Issuer, among other things, granted registration rights to the Blackstone Funds.

The descriptions of the Exchange Agreement, the Voting Agreement, the Voting Agreement and Consent, the Registration Rights Agreement and the Lock-Up Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

1.
Joint Filing Agreement, dated August 1, 2011, by and among Blackstone FC Capital Partners IV L.P., Blackstone FC Capital Partners IV-A L.P., Blackstone Family FCC L.L.C., Blackstone Participation FCC L.L.C., Blackstone FC Communications Partners L.P., Blackstone Communications FCC L.L.C., BCMA FCC L.L.C., BMA IV FCC L.L.C. and Stephen A. Schwarzman (filed herewith).

2.
Exchange Agreement dated as of January 31, 2011, by and among the Cumulus Media Inc., Blackstone FC Capital Partners IV L.P., Blackstone FC Capital Partners IV-A L.P., Blackstone Family FCC L.L.C., Blackstone Participation FCC L.L.C., Blackstone FC Communications Partners L.P., Blackstone Communications FCC L.L.C., Bain Capital (SQ) VIII, L.P., BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC, BCIP T Associates III-B, LLC, BCIP Associates-G, Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I, LLC and Putnam Investments Employees’ Securities Company II, LLC (incorporated by reference to Exhibit 2.1 to the Form 10-Q filed by Cumulus Media Inc. on May 16, 2011).

3.
Voting Agreement, dated as of January 31, 2011, by and among Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C. and Blackstone FC Communications Partners L.P. (incorporated by reference to Exhibit 99.2 to Form 8-K filed by Cumulus Media Inc. on August 4, 2011)

4.
Voting Agreement and Consent, dated January 31, 2011, by and among BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. and Blackstone FC Communications Partners L.P. (incorporated by reference to Exhibit 99.2 to Schedule 13D/A filed by BA Capital Company, L.P. on February 2, 2011)

5.
Registration Rights Agreement, dated as of August 1, 2011, by and among the Cumulus Media Inc., Blackstone FC Capital Partners IV L.P., Blackstone FC Capital Partners IV-A L.P., Blackstone Family FCC L.L.C., Blackstone Participation FCC L.L.C., Blackstone FC Communications Partners L.P., Blackstone Communications FCC L.L.C., Bain Capital (SQ) VIII, L.P., BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC, BCIP T Associates III-B, LLC, BCIP Associates-G, Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I, LLC, Putnam Investments Employees’ Securities Company II, LLC, Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. and other stockholders of the Issuer (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Issuer on August 4, 2011).

6.
Lock-Up Agreement, dated as of August 1, 2011, by and among Cumulus Media Inc, Blackstone FC Capital Partners IV L.P., Blackstone FC Capital Partners IV-A L.P., Blackstone Family FCC L.L.C., Blackstone Participation FCC L.L.C., Blackstone FC Communications Partners L.P., and Blackstone Communications FCC L.L.C. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2011

BLACKSTONE FC CAPITAL PARTNERS IV L.P.

By:  BMA IV FCC L.L.C., its general partner

By:  /s/ Stephen A. Schwarzman
    Name:   Stephen A. Schwarzman
    Title: Founding Member

BLACKSTONE FC CAPITAL PARTNERS IV-A L.P.

By:  BMA IV FCC L.L.C., its general partner

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BLACKSTONE FAMILY FCC L.L.C.

By:  BMA IV FCC L.L.C., its managing member

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BLACKSTONE PARTICIPATION FCC L.L.C.

By:  BMA IV FCC L.L.C., its managing member

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BLACKSTONE FC COMMUNICATIONS PARTNERS L.P.

By:  BCMA FCC L.L.C., is general partner

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BLACKSTONE COMMUNICATIONS FCC L.L.C.

By:  BCMA FCC L.L.C., its managing member

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BCMA FCC L.L.C.

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

BMA IV FCC L.L.C.

By:      /s/ Stephen A. Schwarzman
    Name:  Stephen A. Schwarzman
    Title:    Founding Member

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN